Exhibit 99.2

PROXY FORM
PACIFIC DRILLING S.A. (the “Company”)
Proxy Solicited for Extraordinary General Meeting on May 2, 2016
The undersigned hereby authorize(s) DNB Bank ASA to constitute and appoint any director, Chief Financial Officer or Secretary of the Company, any employee of Centralis (Luxembourg) or any lawyer of Wildgen, Partners in Law, with offices in Luxembourg each acting under his/her sole signature, to represent the undersigned at the extraordinary general meeting of shareholders of the Company to be held at 8-10 Avenue de la Gare, L-1610 Luxembourg at 11:30 a.m. (local time) or any adjournment thereof, for the purposes set forth below and in the notice of extraordinary general meeting issued by the Corporation on or around April 4, 2016.
Please mark your votes as in this example.

Item	Resolutions	FOR	AGAINST	ABSTAIN
1.
Renewal of the authorization granted in 2011 expiring June 15, 2016 to the board of directors of the Company to increase, in one or several times, the current share capital of the Company and consequently, to issue the Company’s new shares, within the limits of the authorized share capital of the Company, for an additional period of five (5) years, subject always to compliance with applicable provisions of the Luxembourg law of August 10, 1915 on commercial companies, as amended from time to time;

2.	Amend the date of the annual general meeting of the Company (the “AGM”), from the second Monday of May of each year at 10.00 a.m to the fourth Tuesday in May at 10.00 a.m.;
3.
Approval of (i) the cancellation of seven million two hundred fifty nine thousand two hundred and sixteen (7,259,216) shares, representing the portion of the Company’s treasury shares that have been repurchased by the Company under the Company’s share repurchase program, as approved by the shareholders at the extraordinary general meeting held on 24th November 2014 and (ii) subsequent decrease of the share capital of the Company by an amount of Seventy Two Thousand Five Hundred And Ninety Three United States Dollars (USD 72,593), so as to decrease the current share capital from Two Million Three Hundred And Twenty Seven Thousand Seven Hundred United States Dollars (USD 2,327,700) to Two Million Two Hundred Fifty Five Thousand And One Hundred And Seven United States Dollars (USD 2,255,107);

4.
Amend accordingly (i) article 5.1, (ii) the first paragraph of the article 5.3, and (iii) article 14.4 of the articles of association of the Company, to read as follows:
5.1. “The share capital is set at Two Million Two Hundred Fifty Five Thousand One Hundred and Seven United States Dollars (USD 2,255,107) represented by two hundred twenty five million five hundred ten thousand seven hundred and eighty four (225,510,784) shares in registered form, without nominal value.”;
“5.3. The Board is authorized, for a period of five (5) years from the date of the publication in the Luxembourg Mémorial C, Recueil des Sociétés et Associations of the minutes of the general meeting held on May 2, 2016, without prejudice to any renewals, to:”; and
“14.4. The Annual General Meeting is held at the registered office or in any other place within the municipality of the registered office, as specified in the notice, on the fourth Tuesday in May at 10.00 a.m. If that day is a public holiday or the day following a public holiday in the United States of America, the Annual General Meeting shall be held on the Tuesday of the following week.”; and

Exhibit 99.2

5.
Authorization to any director or officer of the Company in office from time to time, or any lawyer of Wildgen, Partners in Law, (each an Authorized Person, and collectively, the Authorized Persons) to, and each of them acting alone and with full power of substitution, hereby is, authorized and empowered, for and on behalf of the Company to, take any such action and execute any such documents as may be required or useful for the implementation of the above resolutions and in particular to proceed to any required filing with the Registre de Commerce et des Sociétés, Luxembourg and any required publication in the Mémorial C, Recueil des Sociétés et Associations, and ratify any action taken by any Authorized Person with respect to this extraordinary general meeting (including only for the Authorized Persons who are directors of the Company, the approval of the final documents and execution of the convening notices for this extraordinary general meeting of the Company).

Signature(s): ______________________________________________________    Date: _____________________

Note:	Please sign exactly as name appears above, joint owners should each sign. When signing as attorney, executor, administrator or guardian, please give full title as such.
Name of shareholder in block letters: ____________________________________________________________________